

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2018

Gal Abotbol
President
Best Gofer, Inc
401 Ryland Street, Suite 200-A
Reno, NV 89502

Re: Best Gofer, Inc
Amendment No. 2 to Registration Statement on Form S-1
Filed June 28, 2018
File No. 333-224041

Dear Mr. Abotbol:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2018 letter.

Amendment No. 2 to Form S-1 filed June 28, 2018

Description of Business, page 16

1.   We note your response to our prior comment 2. Indicate where you plan to operate your business within the United States. In addition, we note that you will be accepting credit cards as a form of payment and collecting personal identifiable information from customers. Please discuss any material regulations applicable to credit card payments and protecting privacy.

<u>Signatures, page 32</u>

2.   We note your revisions to your signature page in response to our prior comment 4. Please further revise your signature page to date the signatures, and to designate who is signing in the capacity of principal accounting officer or controller.

        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

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